

Mail Stop 3561

March 14, 2017

Gregory N. Roberts
Chief Executive Officer
Cary Dickson
Chief Financial Officer
A-Mark Precious Metals, Inc.
429 Santa Monica Blvd., Suite 230
Santa Monica, CA 90401

> **Re:**   **A-Mark Precious Metals, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2016**
> **Filed September 23, 2016**
> **File No. 001-36347**

Dear Messrs. Roberts and Dickson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Scott Rosenblum, Esq.